June 21, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Nicholas O’Leary and Abby Adams

Re: Sharps Technology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 5, 2024

File No. 001-41355

Dear Mr. O’Leary/ Ms. Adams:

As discussed on certain calls, Sharps Technology, Inc. (the “Company”) is hereby responding to the comments on the Preliminary Proxy Statement on Schedule 14A filed on June 5, 2024 that the Company received on June 21, 2024 from the staff of the Commission (the “Staff”).

We discussed that Proposal 4 did not relate to the acquisition of the assets of Inject EZ, LLC. but rather related to a separate transaction which is not in a definitive agreement at this time, so we are removing it. We then discussed why no shareholder approval is required for the acquisition of the assets from InjectEZ. We state our response under the heading “Response” below.

Preliminary Proxy Statement on Schedule 14A filed June 5 , 2024

Response: As discussed, the Company does not believe that the acquisition of assets from InjectEZ requires shareholder approval. The Company is buying equipment from a Nephron affiliated entity that was formed to set up a facility for the production of pre-filled COC syringes for Nephron’s internal uses.. Due to reasons related to other aspects of Nephron’s business, the facility was never completed and never produced any pre-filled COC syringes for Nephron . The Company has entered into a transaction to buy the equipment for $35.0 million which is the approximate cost of the equipment and to assume $4.0 million in vendor liability related to the equipment.. The purchase price is payable in cash and no shares of common stock are being issued to the Seller. The Company expects to raise funds through an acquisition based financing facility and potentially the sale of equity in a transaction that will not require shareholder approval.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me with any questions or comments regarding this correspondence and the Company’s Preliminary Proxy Statement. As discussed, we would like to be cleared to file the Company’s Definitive Proxy Statement as soon as possible, as the timing is extremely important.

Sincerely,

/s/ Arthur Marcus, Esq.